Exhibit 99.4

RARE ELEMENT RESOURCES LTD

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2011

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Rare Element Resources Ltd. (“Rare Element Resources” or the “Company”) and has been prepared based on information known to management as of May 16, 2011.  This MD&A is intended to help the reader understand the condensed consolidated unaudited financial statements of Rare Element Resources.

In September 2010, the applicable provincial securities commissions granted the Company exemptive relief to adopt International Financial Reporting Standards (“IFRS”) with an adoption date of July 1, 2010 and a transition date of July 1, 2009. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the nine months ended March 31, 2011 and supporting notes. These condensed consolidated interim financial statements have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in Note 17 to these condensed financial statements.

In July, 2011, the Company expects to become a domestic issuer in the United States and will transition from reporting according to Canadian regulations with US secondary filings, to reporting according the US regulations with Canadian secondary filings. While this will have no impact on the value of the Company, shareholders will have to adapt to filings in the US regulation formats, including that the Company will adopt US generally accepted accounting principles (“US GAAP”), as required under SEC rules. (See Section 10 under “Future Accounting Pronouncements”.)

US GAAP is similar to Canadian GAAP that Rare Element Resources reported under up to June 30, 2010, with one material change being the accounting for mineral property expenditures. These expenditures will still be shown on a statement of such expenditures, but will be expensed in the income statement instead of being capitalized.

Currently, the United States Financial Accounting Standards Board expects to adopt IFRS in 2016 but that may change. At that time, Rare Element Resources will re-adopt IFRS which is now widely used in developed countries.

Rare Element Resources may also be required to restate certain of its prior Canadian GAAP financial statement filings for an adjustment required under US GAAP in the “US GAAP” note for the valuation of warrants issued on financings denominated in Canadian dollars, which is different from the reporting currency that Rare Element Resources uses which is US dollars. These amendments are for non-cash adjustments and have no impact on the value of the Company during that time, or at present.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in US dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A:

•

The progress, potential and uncertainties of the Company’s 2011 rare-earth drill program, metallurgical testing and 2011 gold exploration drilling program at the Bear Lodge Property;

•

The potential and expectations set out in the NI 43-101 Mineral Resource Reports and the PEA on the Bear Lodge Property;

•

The success of getting the necessary permits for the drill programs and future project development;

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties;

•

Plans to complete an updated mineral resource estimate and the Preliminary Prefeasibility Study level of analysis; and

•

Plans outlined in the “Outlook” section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.SEDAR.com and/or on the Company’s website at www.rareelementresources.com.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

HIGHLIGHTS

The management team at Rare Element Resources is encouraged by the recent results of Rare Element Resources’ exploration efforts and the following are the highlights of those results from 2010 and to the date of this MD&A:

-

A substantial increase (approximately 50%) in the rare-earth-element (“REE”) mineral resource estimate (tonnage) which was completed in compliance with National Instrument 43-101 in May 2010, after completion of a drilling program in the second half of 2009. (See Section 3(a) under “Mineral Resources”.)

-

Completion of the 2010 drilling program on the Bear Lodge REE project from June 2010 to November 2010, which included 61 drill holes, and an additional 40 large diameter core holes to collect bulk samples for pilot-plant testing, assays from which included the highest grades of REE found to date.

-

Advancing a preliminary REE metallurgical recovery process in July 2010, with 80% estimated recoveries of rare-earth elements from the Bear Lodge deposit to produce a 42-45% rare-earth-oxide (REO) concentrates. (See Section 3(a) under “Metallurgy”.)

-

The completion of a Preliminary Economic Assessment, in compliance with the National Instrument 43-101, which shows positive economics using 3-year trailing average prices for rare-earths concentrates. (See Section 3(a) under “Preliminary Economic Assessment”.)

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Collection of an 8.8 ton initial sample of REE mineralized material and additional bulk sample material later to be used in a pilot plant test in 2011.

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Completion of a 34-hole drilling program in November 2010 on the Sundance gold project focusing on three main gold targets which contained the highest gold grades found to date and the filing of the Company’s first NI 43-101-compliant inferred mineral resource estimate reporting 947,000 ounces of gold in these three deposits contained in 69.3 million metric tonnes averaging 0.42 g Au/t using a 0.15 g/t cutoff grade. (See Section 3(b) under “Mineral Resources”.)

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Completion of listing the Company’s common shares for trading on the NYSE Amex Stock Exchange headquartered in New York, NY.

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Completion of two significant financings in April, 2010 and December, 2010, to raise aggregate gross proceeds of approximately C$65 million. As of the date of this MD&A, the Company has 43,871,173 common shares outstanding and approximately $73 million in cash on hand and no debt.

OUTLOOK

Rare Element Resources has sufficient cash on hand to conduct its exploration and development plans. Rare Element Resources plans to continue to advance the Bear Lodge rare-earth-element project and the Sundance gold project in Wyoming, USA, during 2011 include the following:

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Incorporation of the 2010 REE drilling program results into an updated mineral resource estimate in the second quarter of 2011.

-

Selection of a pilot plant facility to complete the bulk sample processing tests for the REE samples previously collected.

-

Further metallurgical testing, including new sampling, for confirmation and optimization of the REE recovery process developed to date.

-

Addition of certain key personnel to transition the team towards the project development stage.

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Drilling to follow up on the additional target areas for REE at Bear Lodge, including expansion of Bull Hill NW, and Bull Hill SW mineral resource areas, and definition of mineral resources at the Whitetail Ridge and Bull Hill West area, and further upgrading of additional portions of the mineral resources to measured and indicated categories.

-

Completion of a pre-feasibility study by the end of 2011 to further define potential mining plans to assess the economics of the REE project, and to consider the potential of establishing a REE extraction and separation plant (a refinery) in the region near the project site.

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Beginning in June 2011, the Company plans to begin a limited gold-targeted drilling program to expand existing mineral resources, to search for higher grade mineralization, and to discover new deposits.

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Continuing with environmental reviews and the next stages of exploration and development permitting, including certain base-line studies.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background

5

2. Overview

5

2(a) Company Mission and Focus

5

2(b) Qualified Person

5

2(c) Description of Metal Markets

5

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

3. Mineral Properties

7

3(a) Bear Lodge Property (Wyoming, USA) – REE Project

7

Location and Ownership

7

Mineral Resources

8

Metallurgy

11

Preliminary Economic Assessment (PEA)

12

Recent Updates

17

3(b) Bear Lodge Property (Wyoming, USA) – Sundance Project

19

Location and Ownership

19

Mineral Resources

19

Recent Updates

24

Upcoming / Outlook

24

3(c) Eden Lake Property (Manitoba, Canada)

24

Location and Ownership

24

Recent Updates

25

3(d) Nuiklavik Property (Labrador, Canada)

25

Location and Ownership

25

Recent Updates

25

5.  Impairment of Long-lived Assets

26

6.  Material Financial and Operations Information

27

6(a) Selected Annual Financial Information

27

6(b) Summary of Quarterly Results

27

6(c) Review of Operations and Financial Results

27

6(d) Liquidity and Capital Resources

28

6(e) Disclosure of Outstanding Share Data

29

6(f) Environmental Provisions

29

6(g) Potential Environmental Contingency

29

6(h) Off-Balance Sheet Arrangements

30

6(i) Transactions with Related Parties

30

6(j) Financial Instruments

31

6(k) Management of Capital Risk

32

7. Subsequent Event

32

8.  Significant Accounting Judgments and Estimates

32

9. Changes in Accounting Policies Including Initial Adoption

33

10.  Future Accounting Pronouncements

35

11. Disclosure Controls and Procedures

36

12. Internal Controls over Financial Reporting

36

13. Information on the Board of Directors and Management

37

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

1. Background

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Rare Element Holdings Ltd. (formerly Paso Rico Resources Ltd.) (“Holdings”) in 2003. Holdings owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Rare Element Resources, Inc. (formerly Paso Rico (USA), Inc.). The Bear Lodge Property has two exploration projects:  the rare-earth-elements (“REE”) project known as the “Bear Lodge REE Project” and the gold project known as the “Sundance Gold Project”.

2. Overview

2(a) Company Mission and Focus

Rare Element Resources is focused on exploring and developing economic mineral projects which contain or have the potential to contain rare-earth elements with or without gold. The Company plans to explore advanced-staged exploration projects itself, and to acquire and option out earlier stage exploration projects, while keeping a retained interest.

The main focus of the Company is advancing the Bear Lodge REE project located in Wyoming, USA.

2(b) Qualified Person

Dr. Donald E. Ranta, PhD, PGeo, who is the Company’s President and CEO, is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Dr. Ranta has reviewed and approved the contents of this MD&A.

2(c) Description of Metal Markets

REE are used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE “super” magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The markets for REE are becoming greater in significance over the years as more of these new technologies are developed and these markets are dominated by production from China. China produces over 95% of the world’s rare-earth elements and has recently put additional export restrictions and taxes on REE.

The prices of REE are quoted in different forms on www.metal-pages.com. Generally speaking, rare earths are sold as individual oxides after separation and are often sold in small sub-groups of similar elements. Prior to separation of the individual elements as metals or as oxides, there are quoted prices for rare-earth carbonate concentrates that contain approximately 42% to 45% rare-earth oxides.

According to Metal Pages, the prices of rare earths have generally increased approximately 500% in 2010 after a slight recovery in 2009 from depressed prices in 2008 due to worldwide economic turmoil. For example, according to Metal Pages, the prices of rare earth concentrates have increased from $4,500 per ton in July 2010 to approximately $38,000 per ton in December 2010. REO prices of metals have increased considerably more during the first quarter of 2011.

Since REE are used for many new technologies, it is estimated that their demand for REE will increase at a rate of nearly 10% per year for the next 5 years and possibly longer [IMCOA, Roskill and Rare Earths Industry Stakeholders, 2011, Dudley J. Kingsnorth].  Rare-earth magnet demand using Nd, Pr, Dy and Tb, is  expected to increase continuously at a rate of 10-15% per year.

In the summer of 2010, China further reduced its exports of rare-earth elements by 40% on an annualized basis. This reduction is what prompted the drastic increase in prices in the third and fourth quarters of 2010.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicate Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only information about mineral deposits that a company can economically and legally extract or produce.  Rare Element Resources uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Rare Element Resources website (www.rareelementresources.com).

3(a) Bear Lodge Property (Wyoming, USA) – REE Project

Location and Ownership

Holdings holds a 100% mineral rights interest in a group of unpatented mineral claims, the Bear Lodge Property which consists of the Bear Lodge REE Project and the Sundance Gold Project. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming.  These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport.  Holdings owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Sundance Gold Project, it transferred 327 of the claims to the Company in May 2010.  There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.  All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

The Bear Lodge REE Project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and some of the highest grades in North America of the “heavy” REE europium and terbium plus significant quantities of the heavy REE--dysprosium.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Mineral Resources

The Company’s comprehensive NI 43-101-compliant Technical Report with an initial mineral resource estimate of REE plus yttrium was dated April 14, 2009. The report incorporated descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002. The report also included recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. The recommended work was completed.

On May 26, 2010, the Company reported an updated mineral resource estimate of REE plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project. The updated mineral resource estimate increased the total pounds of rare-earth oxides (“REO”) contained in the Bull Hill deposits by more than 50% from 800 million pounds to 1,210 million pounds at a 1.5% REO cutoff grade (Table 1). The mineral resource was estimated by an independent consultant—Ore Reserves Engineering (ORE).

The updated mineral resource estimate was derived from a REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the mineral resource is within 100 feet of a drill hole and 75% of the mineral resource is within 200 feet of a drill hole. For comparison, the initial NI 43-101-compliant inferred mineral resource of 9.8 million tons averaging 4.07% rare-earth oxides (REO) was estimated by ORE and reported in a Technical Report dated April 14, 2009. The updated mineral resource estimate focused on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas. In addition, there was significant potential for expansion of both deposits and for definition of mineral resources in other areas.

Table 1  Total Inferred Tons and Grade of the Various Oxidation Zones at 1.5% Cut-Off Grades (% REO)

Cutoff Grade[1,3]	Oxide		Transitional		Sulfide		Total
	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]
1.5 (3)	8,000,000	3.62	2,600,000	3.39	6,900,000	3.29	17,500,000	3.46

Table 2   Total Inferred Tons and Grade (% REO) with REO Content at 1.5% Cutoff Grade

Cutoff Grade[1,3]	Total		REO Content
	Tons	Grade[1]	Million lbs
1.5 (3)	17,500,000	3.46	1,210

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Table 3  Detailed REO percentages by Zone at 1.5% Cutoff Grade

Parameters & % REO		Total All Zones
		Oxide	Mixed	Sulfide	Total
Cutoff (%REO)		1.5	1.5	1.5	1.5
Million Tons Mineral Resource		8.0	2.6	6.9	17.5
Tonnage Factor (ft3/ton)		13.7	13.0	11.4	12.7
%REO		3.62	3.39	3.29	3.46
Million lbs REO		582	174	454	1,210
%Cerium Oxide	Ce2O3	1.66	1.62	1.61	1.63
%Lanthanum Oxide	La2O3	1.06	1.08	1.11	1.08
%Neodymium Oxide	Nd2O3	0.52	0.36	0.29	0.41
%Praseodymium Oxide	Pr2O3	0.16	0.14	0.12	0.14
%Samarium Oxide	Sm2O3	0.088	0.078	0.074	0.081
%Gadolinium Oxide	Gd2O3	0.045	0.042	0.037	0.042
%Yttrium	Y2O3	0.032	0.036	0.021	0.028
%Europium Oxide	Eu2O3	0.021	0.019	0.017	0.019
%Dysprosium Oxide	Dy2O3	0.018	0.012	0.011	0.014
%Terbium Oxide	Tb2O3	0.0075	0.0052	0.0043	0.0059
%Erbium Oxide	Er2O3	0.0020	0.0018	0.0017	0.0019
%Ytterbium Oxide	Yb2O3	0.0012	0.0011	0.0010	0.0011
%Lutetium Oxide	Lu2O3	0.00016	0.00014	0.00013	0.00014
%Holmium Oxide	Ho2O3	0.0010	0.0008	0.0008	0.0009
%Thulium Oxide	Tm2O3	0.00015	0.00013	0.00012	0.00014

1.

REO (rare-earth oxides) include Ce2O3, La2O3, Nd2O3, Pr2O3, Sm2O3, Gd2O3,, Y2O3,, Eu2O3,, Dy2O3,, and Tb2O3, listed in relative order of decreasing abundance in the deposits, plus minor quantities of other REO (Table 2).

2.

The mineral resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.

3.

ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic mineral resources. A cutoff grade of 1.5% REO has been selected as the base case and it is highlighted.

4.

A detailed program of core sampling and bulk density measurement is being instituted for the 2010 drilling, especially for oxide mineralization which is more difficult to determine.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for minability, selectivity, mining loss and dilution.  These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Mineral resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped. Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/ FMR dike orientation. The mineral resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios. As additional data are gathered, work will continue to be done on the mineral resources estimates with further evaluation and refinement.

Geology & Mineralization

Rare-earth-element mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. All of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element’s lode claims. Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface oxidized FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between. The Bull Hill Southwest target comprises an FMR-carbonatite dike swarm that strikes northwesterly and dips steeply. The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme. FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered and oxidized for another 100 feet or so. Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 168 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that spread across a zone several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes over 1,500 feet along strike and 1,000 feet down dip. Some of the dikes appear to be cut off to the west and at depth by a north-northwest-trending, east-dipping fault that is generally coincident with a valley floor. A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Bull Hill Northwest deposit has many of the same characteristics as Bull Hill Southwest, but oxidation is somewhat deeper. Current interpretation suggests that the dikes strike northerly and have nearly vertical dips. The dikes cut alkalic silicate rocks, predominantly trachytes and phonolites, and they appear to be part of an FMR/carbonatite dike system that is separate from the Bull Hill SW dike system. The deposit is open to the north and at depth.  Additional drilling done during the 2010 program helped to define the orientation of the system and to expand the current mineral resource.

The Company considers the May 2010 geologic modeling and mineral resource estimation results encouraging for the following reasons:

•

Significantly greater tonnage but with slightly lower REO grades compares favorably to the April 2009 NI 43-101-compliant mineral resource estimate.

•

The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.

•

The REE mineralization that constitutes the Bull Hill SW mineral resource is open for expansion at depth, to the northwest and southeast, and to the west of the West Bull Hill Fault. The Company believes that there is room for the mineral resource tonnage to significantly increase.

•

The Bull Hill Northwest area hosts FMR/carbonatite dikes that appear distinct from those at Bull Hill Southwest, thus providing an additional mineral resource area open to the north.

•

Historical drilling identifies other Bull Hill area targets, such as Whitetail Ridge, a fault offset to the southwest, and a conceptual carbonatite plug.  Drilling of two holes during 2010 in the Whitetail Ridge target and two more further to the northwest in the Carbon REE target have resulted in favorable REE intercepts.

The updated mineral resource estimate confirms that potentially economic mineral resources are present in the Bull Hill area, and it justifies further technical work including drilling, metallurgical testing, and engineering studies. Considerable in-fill definition drilling is required to increase the confidence level and upgrade the inferred mineral resources to the indicated category. Step-out drilling will likely expand the mineral resource and define the boundaries of the mineralization.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Cutoff Grade & Metallurgy

The mineral resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. The Company is steadily advancing its rare-earth metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet. Additional work is being conducted at NAGROM under the direction of Tony Wilkinson and at Hazen Research under the direction of Chris Schultz.  The metallurgical testing program will continue through 2011 on an 8.8 ton surface sample collected in 2010 and the mineralized core samples collected during 2009.

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this section titled “Mineral Resources”.

The Rare Element Resources’ field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company’s Vice President of Exploration, and by Dr. Ellen Leavitt, who are both qualified persons for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company’s exploration of Bull Hill and the Bear Lodge district during the late 1980’s and early 1990’s. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. The 2009 and 2010 QA/QC programs were organized by Dr. Jeffrey Jaacks. Dr. Jaacks and Dr. Clark have verified the 2009 and 2010 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the mineral resource estimate.

A full table of significant drill results from the Company's 2004-2010 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com.

Metallurgy

In August 2010, the Company announced progress toward defining a potentially commercial metallurgical process for REE-mineral concentration from oxide samples collected on the Bear Lodge REE Project. The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization with an average grade of 8.0% REO indicate the following:  1) With scrubbing/attritioning in water, a pre-concentrate is produced with a recovery of approximately 90% and a grade up to 20% REO; the REO resides in the finer fractions (-100 to -500 mesh); 2) Hydrochloric acid leaching of the pre-concentrates in an agitation leach system gives a recovery of about 80 to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution; 3) Additional testing is being conducted to confirm and optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona. Additional confirmatory tests are being conducted at NAGROM, Perth, Australia, under the direction of Tony Wilkinson and at Hazen Research, Golden, Colorado, under the direction of Chris Schultz.  Extraction and separation tests are underway at Intellimet LLC of Missoula, Montana. Plans for additional extraction and separation testing are being formulated for ANSTO of Sydney, Australia. Bulk sampling of oxide mineralization from large diameter drill core and from surface trench samples is complete and approximately 12 tons of oxide mineralization were collected representing the first five years or so of operation.  The bulk sample will be processed in a pilot-plant test in 2011 as part of a planned prefeasibility study.

The metallurgical testing is ongoing on oxide samples. Nearly all of this material is sufficiently close to the surface for potential mining by open pit methods. The current oxide mineral resource (8.0 million tons averaging 3.62% REO) is part of a larger total inferred mineral resource (see section 3(a) under “Mineral

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Resources”). The oxide mineralization extends from surface to depths of 400 to 500 feet. Excellent exploration potential for expansion of the oxide mineralization was tested in 2010 by a program of step-out drilling, and in-fill drilling was directed at an upgrade of the mineral resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique type of mineral occurrence of the REE mineralization.  The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals. The REE minerals in oxide mineralization from the mineral resource area are nearly all from the bastnasite group—listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

Mr. Jaye T. Pickarts, P.E., who is the Company’s Chief Operating Officer, is the Qualified Person as defined under National Instrument 43-101 and has reviewed and approved the contents of the “Metallurgy” section of this MD&A.

Preliminary Economic Assessment (PEA)

Highlights of the Preliminary Economic Assessment (“PEA” or the “Study”) are summarized in the Table 4 below, with additional commentary following.

Table 4

Preliminary Economic Assessment – Bear Lodge Rare-Earths Project

	Case 1 (Base Case)	Case 2
	3-year trailing average prices[1]	Estimated long-term prices[2]
Production Rate (tpd)	1,000	1,000
Mine Life (Years)	15	15
Initial Capital (US$)	$87 million	$87 million
Operating Cost (US$/ton)	$213	$213
Life of mine sustaining capital (US$)	$88 million	$88 million
REO recoveries to concentrates	80%	80%
Annual REO contained in concentrates (tons)	11,400	11,400
Annual Payable Value of REO (US$)	$143 million	$178 million
Annual Operating Cash Flow (US$)	$50 million	$80 million
Internal rate of return (IRR)	40%	60%
After-tax Life-of-mine Cash Flow (US$) (Undiscounted)	$598 million	$978 million
After-tax Net Present Value (US$) (At 10% discount rate)	$213 million	$380 million
After-tax Net Present Value (US$) (At 15% discount rate)	$131 million	$251 million
Payback (years)	3.1	2.4

1. Rare-earth bulk concentrate prices are used in the Study and are based on historic three-year average concentrate prices from Metal-Pages and assembled by the Industrial Minerals Company of Australia (“IMCOA”).

2. Estimated long term prices of bulk concentrates represent a price increase of 25% over the historic three year average concentrate price.

The Study was prepared by independent consultant, John T. Boyd Company (“Boyd”), with the assistance of consultants Mountain States R&D International (“MSRDI”) and Ore Reserves Engineering (“ORE”). New NI 43-101-compliant inferred mineral resource estimates for two of the four known mineralized zones at Bear Lodge (Bull Hill Southwest and Bull Hill Northwest deposits) were prepared by ORE (see section 3(a) under “Mineral Resources”). The Study provides an initial development model and a preliminary economic analysis of the project based on the mineral resources estimated for the two deposits. The final NI 43-101-compliant technical report was filed on SEDAR on November 9, 2010.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

The Study was commissioned by the Company in 2009 to evaluate the potential economic viability of recovering rare-earth elements (“REE“) in concentrate, with a future goal to recover individual rare-earth oxides (“REO”), from the mineral resources in the Bull Hill area of the Bear Lodge project. This was in response to growing demand for these elements in environmental and other applications where the REE are vital to the new technologies developed for fuel efficient (“hybrid“) automobiles and plug-in electric vehicles. Many hybrid cars use rechargeable nickel-metal-hydride (Ni-M-H) batteries that contain lanthanum along with electric motors and generators that require high-strength permanent magnets containing neodymium, praseodymium, dysprosium, and terbium. Substantial quantities of all five of these rare-earth elements would be produced by a mine at Bear Lodge, and these five elements would represent nearly 65% of potential saleable products’ value.

Rare Earths – Markets and Pricing

For an independent analysis of REE markets, including supply and demand forecasts, Boyd relied on a recent confidential report and supporting data produced by IMCOA, an independent industrial minerals research firm based in Perth, Australia and led by Dudley J. Kingsnorth. This report was requested by the Company and provided to Boyd as a basic reference. The IMCOA report forecasts growth in global demand for REE at a rate of nearly 10% per year until 2020, from approximately 125,000 tons in 2010 to 200,000 tons by 2015 to 280,000 tons by 2020, expressed as “TREO” (total rare-earth oxides or the sum of all 14 REE plus yttrium). During this period, primary supply sources located mainly in China are not expected to increase production significantly, creating a growing supply/demand gap. China has been reducing its exports of rare earths for several years and announced a major reduction in exports in early July 2010. These policies have already caused significant price increases for most REE and created opportunities for new primary suppliers to enter the market. Boyd concludes that the Bear Lodge REE mineral resources, which require significant further work to bring to the feasibility level of analysis, represent an attractive potential mine development opportunity for the Company.

Bear Lodge – Low-cost Open Pit Mining

The development model utilized by Boyd and its associates for the Study contemplates conventional truck and shovel open-pit mine production from the near-surface oxide inferred mineral resources in the Bull Hill SW and NW deposits, which would provide an initial mine life of 15 years. Recent drilling has successfully intersected REE outside the known mineral resources and may support an eventual increase of mine life beyond that contemplated in the Study.  All of the mineral resources at Bear Lodge are currently categorized as inferred mineral resources. Mineral Resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. Also there is no certainty that this Preliminary Economic Assessment will be realized. An economic assessment will almost certainly change as new information is generated on the mineral resources, mine plan, and processing methodology.

Bear Lodge – REE Production

In the base case scenario, a conservative production rate beginning at 500 tons per day of mineralized material will progressively increase to 1,000 tons per day by year three. Once full production is achieved, the TREO produced each year would be approximately 11,400 tons (10,400 metric tons) in bulk rare-earth concentrates. Discounted cash flow analysis of this scenario, using 2008 through 2010 REE bulk mixed concentrate prices, and capital and operating costs, yields a 40% Internal Rate of Return (IRR) and a Net Present Value (NPV) of US$213 million at a 10% discount rate or a US$131 million NPV at a 15% discount rate on an after-tax basis over a mine life of 15 years. With this Study the Company is contemplating the sale of concentrates in North America to potential refiners/processors, some of which have contacted Rare Element already.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Hydrometallurgical tests for extraction and separation of individual rare-earth oxides are progressing, and the ultimate goal is the production and sale of high-purity oxides of cerium, lanthanum, neodymium, praseodymium, and possibly europium, dysprosium, terbium, and other REO. These products may be sold individually as oxides, or in various combinations such as “Didymium” (Neodymium and Praseodymium), “SEG” (Samarium, Europium and Gadolinium), or as mischmetal (a mix of the rare earth elements).

Bear Lodge – Rare Earth Prices

The prices used in this Study are based on historic three-year average concentrate prices. It is important to note the following:

1.

REO concentrate prices are lower than refined REO prices.

2.

Historic REO concentrate prices are significantly lower than the current REO concentrate prices as quoted in Metal Pages. For the Bear Lodge distribution of rare earths, current prices have recently increased approximately 360% from the three-year historic average due to the reduction in exports of REE products from China during the third quarter of 2010, however, it is unknown if the current higher prices are sustainable.

3.

A 10% change in the price of REO concentrate would change the Base Case NPV of the project on an after-tax basis by approximately $58 million at a 10% discount rate, and $42 million at a 15% discount rate.

4.

The sale of concentrates from Bear Lodge would likely be subject to a long-term supply contract for which a price would be set in the contract with one or more buyers. These long-term prices can differ substantially from quoted spot prices for metals with smaller markets such as rare-earth elements.

The price assumptions used by Boyd for the REO concentrates are based on compilations of the past three years that range from US$4.59 (2008), to $3.65 (2009), to $7.54/kg (2010). These concentrates contain approximately 43.5% REO and were derived from deposits that have a similar, but slightly less valuable, REO distribution compared to the Bear Lodge deposits. The 2010 concentrate price is based on Metal-Pages’ data through August 31, 2010.

A recent price quote for REE concentrates on an FOB China basis, as reported on September 2, 2010 by Metal-Pages.com, was US$33.25/kg and on February 3, 2011, is US$38/kg. The elements needed for high-strength permanent REE magnets include neodymium, praseodymium, dysprosium and terbium; prices were quoted by Metal-Pages (September 2, 2010) at US$56.75, $55.75, $288 and $595/kg, respectively for those elements (Table 2), and (February 3, 2011) at US$104.50, $103.50, $365 and $630/kg. Current REE producers seek to increase production of neodymium, praseodymium, dysprosium and terbium to meet the growing demand from magnet manufacturers. This underlines the need for new producers with mineral resources having an REE distribution that is more reflective of current market demand, such as that indicated for the bastnasite-group minerals at Bear Lodge.

The economic model suggested by IMCOA and tested by Boyd envisions a 5% market share capture (10,400 metric tonnes of a 200,000-tonne REO market) specifically for cerium, lanthanum, neodymium, praseodymium, plus significant quantities of other rare earths. This assumes that 2 other mines, one in the USA and one in Australia, plus possibly one or two others will go into production prior to Bear Lodge, and that IMCOA’s projections of market growth will allow additional producers of the light and heavy rare earths to successfully market their products by 2015.

REO pricing over the past three years and the prices at September 2, 2010 are shown in Table 5. This information is shown only to indicate the recent increases in prices for individual rare-earth oxides and its potential effect if Bear Lodge progresses into individual REO production. There is no certainty the current prices will be maintained for the duration of the operating life of the Bear Lodge project.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Table 5

REO Prices 2008 through 2010 and Prices as of 9-2-10

Rare Earth Oxide	Bear Lodge Oxide Zone	2008 Price	2009 Price	2010 Price (8 months)	Sept. 2, 2010 Price
REO	REO%	$/kg	$/kg	$/kg	$/kg
Ce2 O3	1.66	4.35	4.20	8.14	36.00
La2 O3	1.06	7.75	5.90	9.65	37.00
Nd2 O3	0.52	27.00	14.85	32.32	56.75
Pr2 O3	0.16	27.00	14.75	31.69	55.75
Sm2 O3	0.088	4.50	4.50	8.00	33.25
Gd2 O3	0.045	9.75	6.50	11.45	40.00
Y 2 O3	0.032	15.25	13.50	13.50	34.50
Eu2 O3	0.021	475.00	465.00	551.25	585.00
Dy2 O3	0.018	110.00	105.00	195.00	288.00
Tb2 O3	0.0075	650.00	350.00	494.37	595.00
Others	0.0085
TOTAL	3.62%

For the purposes of the PEA, the Company has also shown a case that uses a 25% increase from the three-year trailing average prices used in the Base Case scenario.  The Company believes these may more realistically reflect long-term pricing for REO based on market outlook information available at this time.  As with the recent pricing for REO, there is no certainty these prices will be maintained for the duration of the operating life of the Bear Lodge Project.

Bear Lodge – Capital Costs

Capital cost estimates for the Bear Lodge project are lower than many other rare-earth projects for two principal reasons: 1) infrastructure in the project vicinity is already well established with an excellent road and highway system, nearby railroads, nearby power lines, an available water source, and skilled labor within several local communities; and 2) the metallurgical pre-concentration of rare-earth minerals is a very simple and low-cost process that upgrades the mineralized material for further hydrometallurgical concentration.

The capital cost estimate for the base-case production is $87 million in construction capital and $88 million in sustaining capital. This scenario involves development of the Bull Hill deposit at a mining rate of 1000 tons per day (tpd) or 360,000 tons per year (tpy).  Operating costs for the project are estimated at $213 per ton of material milled, with the most significant single cost being reagent consumption in hydrometallurgical processing. The model assumes mining by open pit methods and processing of the mineralized material on site to produce mineral preconcentrates by crushing, attritioning with water, and size separation methods. REE recoveries of 90% are assumed for the mineral preconcentration based on preliminary bench-scale testwork, however these results have yet to be confirmed with pilot-scale tests. The model further assumes construction of a hydrometallurgical plant near the mine site where there is access to low-cost power (estimated at approximately 3 cents per kwh) for the processing of the REE mineral concentrates in order to produce a bulk mixed rare-earth concentrate. Metallurgical recovery to a concentrate is estimated at 90% from the preconcentrate, for overall recoveries of 90% times 90% or approximately 80% into the concentrate. All of these process stages are being tested currently for optimization and reduction of operating costs, and significant progress is being made with potential reduction of reagent costs.

Further testwork is ongoing to extract and separate individual rare-earth oxide products to 99+% purity levels. The Company’s ultimate goal is the production and sale of individual high-purity rare-earth oxides (REO), which would require additional capital costs.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Bear Lodge – REO Distribution

The REE mineral resources at Bear Lodge are of potentially significant interest to the market because of their relatively high proportions of contained neodymium, praseodymium, europium, dysprosium and terbium. Demand is increasing for these elements in the magnet production and other industries, but they typically occur in lower concentrations in the majority of known REE deposits.

Table 6

REO Distribution in Oxide Zone of the Bear Lodge Deposits

Element	Ce	La	Nd	Pr	Sm	Gd	Y	Eu	Dy	Tb	Er	Yb	Lu	Ho	Tm
Assay REO %	1.66	1.06	0.52	0.16	0.088	0.045	0.032	0.021	0.018	0.0075	0.0020	0.0012	0.00016	0.00100	0.00015
Distribution Oxide %	45.86	29.28	14.36	4.42	2.43	1.24	0.88	0.58	0.50	0.21	0.055	0.033	0.004	0.027	0.004
Relative Value %	15.5	20.4	25.4	7.7	1.1	0.8	0.6	17.5	5.3	5.6	-	-	-	-	-

Total Assay REO% = 3.62% for oxide zone mineralization; Ce - cerium,  La - lanthanum,  Nd - neodymium,  Pr - praseodymium,  Sm - samarium,  Gd - gadolinium,  Y - yttrium,  Eu - europium,  Dy - dysprosium,  Tb - terbium,  Er - erbium,  Yb - ytterbium,  Lu - lutetium,  Ho - holmium, Tm - thulium.

Bear Lodge – PEA Summary

The results of the PEA demonstrate that the Bear Lodge REE project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher mineral resource/reserve grades, lower operating costs, or higher metal recoveries.

Boyd recommends that the Bear Lodge project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE mineral resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program. Phase 2 will include another drilling program for further mineral resource expansion, mineral resource definition, and collection of metallurgical samples that will be used in a subsequent full feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1.

Risks & Opportunities

The principal risks for the Bear Lode project are identified as follows:

1.

Permitting and regulatory timelines and outcomes;

2.

Changes in metallurgical recoveries as testwork continues;

3.

Future pricing of REO;

4.

Changes to capital and operating costs as studies continue.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

The principal opportunities for the project are identified as follows:

1.

Drilling in 2010 has intersected significant grades of REO outside the limits of the mineral resources used in the PEA, which could result in increased mineral resources and potentially extend the mine life and/or support a higher production level.

2.

Optimization work is advancing and has had some success in developing a more cost-effective and efficient metallurgical processing method than that included in this Scoping Study by Rare Element for the Bull Hill area mineralization, which information was not available in time for this Study.

3.

Hydrometallurgical tests for extraction and separation of individual rare-earth oxides is progressing, and the ultimate goal is the production and sale of high-purity oxides of neodymium, praseodymium, dysprosium, terbium, europium, lanthanum, cerium, and other REO.

4.

Drilling has encountered large areas of low-grade (1.0-1.5% REO) oxide mineralization adjacent to the higher grade dikes. These areas are not included in the mineral resource estimates and will be the subject of some drilling and metallurgical testing to determine if the material can be upgraded with a simple inexpensive process of screening or screening and washing.

Qualified Persons

Michael P. Richardson, P.E. is the independent qualified person from John T. Boyd Company responsible for the Preliminary Economic Assessment as well as mine planning, capital and operating cost estimation, and developing the economic models. He also reviewed and approved this section titled “Preliminary Economic Assessment” as well as all sections of the PEA filed on www.sedar.com.  Alan C. Noble, P.E. of Ore Reserves Engineering, is the independent qualified person responsible for mineral resource estimation. Dr. Ron Roman, P.E. of Mountain State R&D International is the metallurgical engineer and an independent qualified person responsible for the metallurgy, process development, and estimation of the mill capital and operating costs.  Dr. James G. Clark, L.Geo., who has direct experience with the project dating back to 1986, is responsible for the geologic, drilling, and sampling data on behalf of the Company.  These data and descriptions were reviewed and approved by Mr. Richardson. The full PEA is accessible on SEDAR and the Executive Summary is available on the Company’s website.

Recent Updates

The Company completed its 2010 rare-earth core drilling program and announced encouraging rare-earth element assay results on September 15, 2010, November 9, 2010, January 10, 2011, February 7, 2011 and April 6, 2011.

The 2010 core drilling program included the Bull Hill SW mineral resource area, the Bull Hill NW mineral resource area and the Whitetail Ridge target area. The Whitetail Ridge results were marked by potentially significant gold mineralization in addition to the targeted REE mineralization.  Select REE assay intervals were also reported from two reverse circulation (RC) drill holes completed during the Company’s 2010 Sundance gold exploration program, indicating that REE mineralization is present in two of the gold targeted drill holes 360 meters from the Whitetail Ridge.

An NI 43-101-compliant mineral resource estimated for the Bull Hill SW and Bull Hill NW mineral resource areas was completed in May 2010, and the complete results from the 2010 drilling program will be incorporated into an updated NI 43-101 compliant mineral resource model scheduled for release during the second quarter of 2011. The objectives of the 2010 drilling program were to expand the Bull Hill SW oxide mineral resource and upgrade the mineral resource category, and to explore for additional REE mineral resources at Bull Hill NW and Whitetail Ridge target areas.

The Company has hired a government and community affairs specialist, Mr. George G. Byers as VP Government and Community Affairs, to advance project development activities on the Bear Lodge REE Project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth mineral resources, and about its exceptional exploration and development potential.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

The Company has hired Jaye T. Pickarts, P.E. as Chief Operating Officer (COO) of the Company. Mr. Pickarts’ primary focus will be to lead the technical team in advancing the Company’s Bear Lodge REE project through the development phase and into production. Mr. Pickarts’ primary responsibilities will be to coordinate all of the following activities: mine planning, mineral processing and hydrometallurgical studies, environmental baseline assessment and permitting studies, other engineering studies, and completion of the Pre-Feasibility Study. Successful completion of these studies with positive results will allow the project to advance to Feasibility Study stage and further the project’s development.

Dr. James G. Clark, L.Geo, the Company’s Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge REE Project exploration program.

During the nine months ended March 31, 2011, the Company incurred $5,677,048 in exploration expenditures on the Bear Lodge REE Project. As of at March 31, 2011, the Company had incurred a total of $10,011,062 (June 30, 2010 - $4,334,014) on exploration work at the Bear Lodge REE Project.

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		March 31, 2011

Bear Lodge REE Project
Exploration expenditures:
Assays	$ 29,947	$ 251,038	$ 280,985	$ 594,777	$ 875,762
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,413
Drilling	734,672	1,190,955	1,925,627	2,643,497	4,569,125
Engineering consulting	-	131,207	131,207	567,076	698,283
Environmental costs	-	12,503	12,503	179,211	191,714
Geochemistry	-	74,072	74,072	54,881	128,953
Geological consulting	438,759	570,752	1,009,511	763,828	1,773,340
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	24,611	25,533
Land & claims	-	17,111	17,111	130,867	147,978
Metallurgical testing	155,030	306,378	461,408	357,292	818,700
Overhead expenses	13,524	34,531	48,055	90,226	138,282
Pre-feasibility study	-	-	-	10,747	10,747
Permitting	-	11,103	11,103	43,915	55,018
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	14,407	61,885
Scoping study	-	-	-	86,354	86,354
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	14,624	55,148
Travel expenses	24,418	18,114	42,532	54,067	96,599
Wages	99,734	-	99,734	30,220	129,954
Total expenditures on Bear Lodge REE Project	$ 1,609,496	$ 2,724,518	$ 4,334,014	$ 5,677,048	$ 10,011,062

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

3(b) Bear Lodge Property (Wyoming, USA) – Sundance Project

Location and Ownership

The Sundance Project is located in the Bear Lodge Property.  In June 2006, the Company’s wholly owned subsidiary, Rare Element Resources, Inc. and Newmont signed an option agreement to establish a gold exploration venture on the Company’s Bear Lodge, Wyoming, property (the “Venture” or the “Sundance Gold Project”). In May 2010, Newmont terminated its option and the Company maintained its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the Venture were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company (“Bronco Creek”) on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a set limit, on these claims.

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties.

Mineral Resources

The Company reported an NI 43-101-compliant inferred mineral resource estimate for the Sundance gold project on March 15, 2011.  The gold mineral resource estimate was prepared by Ore Reserves Engineering (O.R.E.) of Lakewood, Colorado.

Drill-hole Database Compilation and Mineral Resource Estimation

Following compilation of the Sundance drill-hole database, O.R.E. analyzed the data to determine the size, shape, and internal continuity of the three principal gold deposits in order to calculate inferred mineral resources. Alan C. Noble, P.E., is the Principal Engineer of O.R.E. and is an independent Qualified Person for the purpose of Canadian NI 43-101, Standards of Disclosure for Mineral Projects.  These wireframe models will also be utilized to design the optimal placement of new drill holes to be completed in 2011.

The East and West Breccias of the Smith deposit were discovered by FMC (1982-1986), and subsequently explored by International Curator and Coca Mines. In 1991, Coca estimated a historical mineral resource of 8.2 million tons (7.4 million metric tonnes) at a grade of 0.02 ounces of gold per ton (0.68 g/t) (not NI 43-101compliant) for the two deposits. The Company is not treating the historical estimate as NI 43-101 defined mineral resources verified by a qualified person, and the historical estimate should not be relied upon. The new O.R.E. mineral resource estimate updates this historical mineral resource to the current standards and incorporates the drilling done during the past several years by Rare Element Resources and Newmont Mining Company. The new Smith mineral resource includes 25.2 million tonnes grading 0.50 ounces of gold/tonne at a cutoff of 0.15 opt (Table 1).  Mineral resource estimates for the Taylor and Carbon areas are also shown in Table 1.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Table 1:  Inferred gold mineral resources estimated by O.R.E. for the Sundance project

Deposit	Price (US$)	Cutoff (g Au/t)	Tonnes (1000's)	Gold Grade (g Au/t)	Contained Ounces Gold (1000's)	Waste Tonnes (1000's)	Stripping Ratio
Carbon	800	0.2	4,600	0.44	65	1,600	0.35
Carbon	1000	0.15	7,500	0.38	92	2,600	0.35
Carbon	1200	0.15	11,600	0.34	127	5,200	0.45
Carbon	1400	0.15	13,100	0.33	138	6,600	0.50
Smith	800	0.2	10,900	0.54	189	10,000	0.92
Smith	1000	0.15	16,300	0.50	262	18,400	1.13
Smith	1200	0.15	25,200	0.50	408	49,200	1.95
Smith	1400	0.15	27,200	0.51	443	59,500	2.19
Taylor	800	0.2	20,800	0.46	310	5,100	0.25
Taylor	1000	0.15	26,600	0.42	360	5,600	0.21
Taylor	1200	0.15	32,400	0.40	412	9,800	0.30
Taylor	1400	0.15	34,900	0.39	434	13,300	0.38
Total	800	0.2	36,300	0.48	564	16,800	0.46
Total	1000	0.15	50,400	0.44	714	26,600	0.53
Total	1200	0.15	69,300	0.42	947	64,200	0.93
Total	1400	0.15	75,100	0.42	1,016	79,400	1.06
Notes

•

The base case is chosen at an assumed gold price of US$1200 per ounce.

•

Mineral resources are estimated using inverse-distance-power (IDP) estimation within 3-dimensional wireframe models based on the geologic interpretation and continuous mineralization above an approximate 0.05 ppm Au cutoff grade.  Drill holes were composited to 5-meter intervals for mineral resource estimation and were capped, after compositing, at 3 ppm Au for all deposits except for Smith, which was capped at 5 ppm Au.

• All mineral resources are classified as inferred mineral resource as defined by CIM and referenced in NI 43-101.

•

Floating cone studies at a range of gold prices are used to demonstrate the potential for economic extraction of the mineral resource.  The floating cone studies are not considered to be an economic study and should not be relied upon as an economic study.

•

Floating cone parameters include: Pit slope of 42 degrees, Mining Cost of $2/tonne ore and $1.75/tonne waste, processing and pad costs of $2.50/tonne ore, G&A costs of $0.50/tonne ore, and gold recovery of 65%.  These parameters are believed to be reasonable, order-of-magnitude estimates for a low-cost, run-of-mine, heap leaching operation.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for minability, selectivity, mining loss and dilution.  These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

categorized as mineral reserves, however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Drill-hole Results from the 2010 Program

The Company announced assay results from the 2010 rotary (reverse circulation) drill program in three previous press releases (dated September 21 and November 15, 2010 and January 3, 2011).  Thirty-four rotary drill holes containing 21,605 feet (6,585 m) were drilled during 2010 on near-surface targets within oxide zone mineralization at the Smith, Carbon, and Taylor target areas (Figure 1). Significant intercepts from the 2010 program are listed in Table 2. Gold exploration activity during 2010 focused on: 1) detailed definition of known gold-mineralized targets with in-fill drilling, 2) step-off drilling from known mineralization, and 3) discovery of gold mineralization in new peripheral gold targets.

Figure 1:  Plan map showing the location of the Smith, Carbon, and Taylor gold target areas within part of Rare Element Resources’ Sundance Property. The gold targets surround the Bull Hill REE deposit.  The drill hole collars from the 2010 program are shown in yellow. Drill-indicated gold-mineralized areas that contain greater than 300 ppb (>0.3 g/t) gold for each target area are shown as ruled polygons.

Smith Gold Target

Highlights of the drilling program at Smith include the following gold assay results:

•

SUN 60

85.4 m @ 0.89 g/t, including 44.2 m @ 1.3 g /t

•

SUN 62

143.3 m @ 0.74 g/t, including 15.2 m @ 1.6 g/t

and 15.2 m  @ 1.4 g/t

•

SUN 64

77.7 m @ 0.66 g/t, including 7.6 m @ 1.7 g/t

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Carbon Gold Target

Highlights of the drilling program at Carbon include the following gold assay results:

•

SUN-071 of 0.52 g/t Au over 68.3m (includes 0.96 g/t over 12.2m)

•

SUN-072 of 0.59 g/t Au over 79.3m

•

SUN-077 of 0.41 g/t Au over 51.8m

Taylor Gold Target

Highlights of the drilling program at Taylor include the following gold assay results:

•

SUN-085 - 0.56 g/t over 71.6m.

•

SUN-089 - 0.67 g/t over 137.2m (includes 3.05 g/t over 12.2m)

•

SUN-090 - 0.67 g/t Au over 192.1m (includes 1.34 g/t Au over 62.5m from the surface)

•

SUN-091 - 0.45 g/t over 56.4m

•

SUN-092 - 0.42 g/t over 64.0m

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

The Rare Element Resources’ field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company’s Vice President of Exploration and a qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark has direct experience with the project dating back to 1986. Mr. John Ray, who has experience with the gold project continuously from 2004 through 2010, managed the geological, drilling, and sampling program on the Sundance gold project during this period of time.

A detailed QA/QC program was implemented by the Company for the 2010 drill program. The 2009 QA/QC program was organized by Dr. Jeffrey Jaacks. Dr. Jaacks, Dr. Clark, and Mr. Ray have verified the 2010 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the mineral resource estimate.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Table 2:  Summary of significant gold mineralization in 2010 drill holes

Intercepts >20ft and >0.40 g/t Au					
Hole #	TD,ft	Prospect	From, ft	To,ft	Length (ft)	Length (m)	Grade, g/t Au	G-T = Gram* thickness (m)
SUN-059	600	Smith NW	55	95	40	12.2	0.40	4.8
SUN-060	500	Smith NW	220	500	280	85.4	0.89	75.8
		includes 1261 ppb/145' (240-385')						
SUN-061	690	Smith NW	10	40	30	9.1	0.47	4.3
			100	130	30	9.1	0.41	3.8
			445	465	20	6.1	0.51	3.1
SUN-062	900	Smith Central	430	900	470	143.3	0.74	105.6
		includes 1632 ppb/50' (520-570')						
		and 1441 ppb/50' (830-880')						
SUN-063	600	Smith Central						
SUN-064	600	Smith SE	130	385	255	77.7	0.66	51.1
		includes 1668 ppb/25' (245-270')						
			565	585	20	6.1	0.49	3.0
SUN-065	930	Smith Central						
			100	145	45	13.7	0.62	8.5
			655	675	20	6.1	0.42	2.6
			785	850	65	19.8	0.50	9.9
			910	930	20	6.1	0.48	3.0
SUN-066	600	Smith SE	550	575	25	7.6	0.60	4.6
SUN-067	650	Smith SE						
SUN-068	855	Smith SE	615	635	20	6.1	0.48	2.9
			815	845	30	9.1	0.61	5.6
SUN-069	720	Smith East	425	515	90	27.4	0.49	13.4
		includes 887 ppb/30' (450-480')						
SUN-070	700	Smith East						
SUN-071	950	Carbon North	20	245	225	68.6	0.52	35.5
		includes 962 ppb/40' (30-70')						
SUN-072	900	Carbon North	35	295	260	79.3	0.59	46.5
SUN-073	760	Carbon North						
SUN-074	360	Carbon South						
SUN-075	680	Carbon South						
SUN-076	615	Carbon South						
SUN-077	600	Carbon East	260	430	170	51.8	0.41	21.1
			560	580	20	6.1	0.71	4.3
SUN-078	800	Mitten	625	655	30	9.1	0.42	3.9
SUN-079	775	Carbon Southwest	200	225	25	7.6	0.55	4.2
SUN-080	580	Carbon Northwest						
SUN-081	210	Old Baldy						
SUN-082	300	Old Baldy						
SUN-083	500	Carbon North						
SUN-084	500	Carbon North	150	240	90	27.4	0.47	12.8
SUN-085	700	Taylor North	0	235	235	71.6	0.56	40.3
SUN-086	620	Taylor North	0	70	70	21.3	0.44	9.3
			85	105	20	6.1	0.40	2.5
			140	190	50	15.2	0.41	6.2
			215	235	20	6.1	0.42	2.6
			270	290	20	6.1	0.74	4.5
			315	335	20	6.1	0.48	2.9
			360	390	30	9.1	0.69	6.3
			440	460	20	6.1	0.66	4.0
SUN-087	600	Taylor North	65	155	90	27.4	0.41	11.3
			370	390	20	6.1	0.40	2.4
SUN-089	560	Taylor North	110	560	450	137.2	0.67	92.3
		includes 996 ppb/45' (195-240')						
		includes 3046 ppb/40' (515-555')						
SUN-090	630	Taylor North	0	630	630	192.1	0.59	114.1
		includes 1340 ppb/205' (0-205')						
SUN-091	600	Taylor North	200	385	185	56.4	0.45	25.2
SUN-092	360	Taylor North	0	210	210	64.0	0.42	26.8

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Recent Updates

During the nine months ended March 31, 2011, the Company incurred $1,021,285 in exploration expenditures on the Sundance Gold Project. As of at March 31, 2011, the Company had incurred a total of $1,117,998 (June 30, 2010 - $96,713) in exploration work at Sundance Gold Project, in addition to Newmont’s expenditures of $2.85 million over four years.

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		March 31, 2011
Sundance Gold Project
Property acquisition costs	$ -	$ 27,000	$ 27,000	$ -	$ 27,000
Exploration expenditures:
Assays	-	-	-	131,240	131,240
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	463,372	467,520
Engineering consulting	-	2,050	2,050	25,750	27,800
Environmental costs	-	-	-	1,375	1,375
Geochemistry	-	800	800	17,390	18,190
Geological consulting	-	53,253	53,253	263,730	316,983
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	12,748	14,186
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	36,078	38,368
Permitting	-	2,654	2,654	-	2,654
Resource estimation	-	-	-	37,667	37,667
Survey	-	-	-	3,647	3,647
Travel	-	-	-	7,233	7,233
Total expenditures on Sundance Gold Project	$ -	$ 96,713	$ 96,713	$ 1,021,285	$ 1,117,998

Upcoming / Outlook

The Company’s plans for 2011 include completion of metallurgical tests of the Smith deposit mineralized rock, continuation of geochemical and structural reviews, conducting a limited geophysical survey, and rotary and core drilling to define the lateral limits of known gold mineral resources at Smith, Taylor, and Carbon, which are open in several directions, as well as deeper and outlying targets.

The new mineral resources estimate will be used to guide a subsequent planned drilling program. The Company’s 2011 exploration program will focus on expanding zones of greater than 1 g Au/t mineralization to enhance future economic evaluations. This mineral resource is provided for information and the Company believes that subsequent work on the gold targets may provide an asset that has the potential to substantially increase in size and value to the Company in the future.

3(c) Eden Lake Property (Manitoba, Canada)

Location and Ownership

On October 30, 2009, the Company acquired 100% of the Eden Lake rare-earth-elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares.

The underlying owner, Strider Resources Limited, retains a 3% NSR royalty with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares were received) and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than July 14, 2011.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

Recent Updates

In December 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February 2010 Medallion received the basic data and initial interpretation of it.

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		March 31, 2011

Eden Lake Property
Property acquisition costs	$ -	$ 1,007,251	$ 1,007,251	$ -	$ 1,007,251
Option proceeds	-	(48,070)	(48,070)	(44,707)	(92,777)
Foreign exchange movement	-	-	-	94,910	94,910
Total expenditures on Eden Lake property	$ -	$ 959,181	$ 959,181	$ 47,466	$ 1,006,647

3(d) Nuiklavik Property (Labrador, Canada)

Location and Ownership

On January 6, 2010, the Company acquired from Altius Minerals Corp. (“Altius”) a 100% interest in 584 mineral claims with rare-earth-element potential located in central Labrador, Canada for a payment of 200,000 shares (issued on January 12, 2010).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

Recent Updates

The Company deposited $203,659 with Newfoundland Exchequer as a security deposit on the fourth year exploration expenditures requirements for the same amount to be completed in 2011.

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		March 31, 2011
Nuiklavik Property
1 Property acquisition costs	$ -	$ 725,187	$ 725,187	$ -	$ 725,187
2 Foreign exchange movement	-	-	-	46,121	46,121
Total expenditures on Nuiklavik property	$ -	$ 725,187	$ 725,187	$ 46,121	$ 771,308

4.  Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on November 1, 2010 available on the Company’s website at www.rareelementresources.com.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral-exploration activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company’s short- to medium-term operating and exploration cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties.  Should changes in equity-market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company’s operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2011, which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”.

Management concluded that no impairment charge was required because:

•

there have been no significant changes in the legal factors or climate that affects the value of the properties;

•

all property rights remain in good standing;

•

the recent increase in prices in the rare-earth elements and gold;

•

exploration results continue to be positive for both the Bear Lodge REE Project and the Sundance Gold Project;

•

the rare-earth elements mineral resource was recently increased;

•

the Company intends to continue its exploration and development plans on its Bear Lodge REE Project and the Sundance Gold Project; and

•

Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
	Under IFRS	Under Cdn GAAP	Under Cdn GAAP
	$	$	$
Total revenues	40,163	17,492	29,786
General and administrative expenses	2,258,207	1,271,679	883,652
Loss for the year	(2,218,044)	(1,254,187)	(853,866)
Loss per share – basic and diluted	(0.08)	(0.05)	(0.04)
Total assets	17,814,634	4,034,219	3,394,225
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $	Mar 11 Quarter	Dec 10 Quarter	Sep 10 Quarter	June 10 Quarter	Mar 10 Quarter (Restated)	Dec 09 Quarter (Restated)	Sep 09 Quarter	June 09 Quarter
	Under IFRS						Under Cdn GAAP
Total revenue	261,459	46,060	25,120	17,119	5,417	8,657	8,970	9,725
Net loss	(3,001,373)	(806,474)	(675,740)	(740,569)	(438,596)	(493,957)	(545,193)	(284,543)
Loss per share – basic and diluted	(0.07)	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)
Total assets	87,666,557	79,653,231	20,642,093	17,814,634	10,203,324	9,559,716	8,707,704	4,034,219
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

6(c) Review of Operations and Financial Results

Results of Operations for the three months ended March 31, 2011 compared to the three months ended March 31, 2010

The net loss for the third quarter of fiscal 2011 totaled $3,001,373 compared to loss of $438,596 in the same period of fiscal 2010, an increase of $2,562,778. The basic and diluted losses per share were $0.07 in the three months ended March 31, 2011 and $0.01 in compared period.

Interest income totaled $261,459 (2010 - $5,417) for the three months ended March 31, 2011 as a result of interest earned on the funds that the Company held in financial institutions.

The total general and administrative costs were $3,262,832 for the three months ended March 31, 2011 and $444,012 for the comparable period, an increase of $2,818,820. The major increase was in share-based payment expense totaling $2,668,719 in the third quarter of 2011 due to options vesting in the period compared to $150,592 in 2010. The other increases were in: (a) consulting fees of $59,726 and management fees of $52,652 due to bonuses paid to two officers of the Company; (b) investor relations and shareholders’ communication fees of $51,064 as the Company was actively keeping the shareholders and potential investors

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

informed about the Company’s progress; (c) transfer and listing fees of $68,171 and audit and legal fees of $20,489 as a result of the Company listing on the AMEX and filing Form 20F.

During the three months ended March 31, 2011, the Company recognized a gain on foreign exchange differences on translation of foreign operations of $2,312,009 (2010 – $139,511) and $31,100 (2010 - $Nil) of unrealized loss on available-for-sale marketable securities and investments due to a decrease in fair market values. As a result, $720,464 comprehensive loss was recognized in the third quarter of fiscal 2011 versus $299,084 comprehensive loss recorded in the third quarter during fiscal 2010.

Results of Operations for the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010

The net loss for the nine months ended March 31, 2011, totaled $4,483,587 compared to loss of $1,447,745 for the same period in 2010.  The basic and diluted losses per share were $0.12 and $0.04, respectively.

Interest income was $332,639 for the nine months ended March 31, 2011 and $23,044 for the same period in 2010 as a result of interest earned on the funds that the Company held in financial institutions.

Excluding the non-cash share-based payment expense of $3,423,816 in 2011 and $580,273 in 2010, depreciation expenses of $9,433 in 2011 and $5,172 in 2010, the foreign exchange loss due to operations of $26,269 in 2011 and $44,169 in 2010, total general and administrative costs were $1,356,708 for the nine months ended March 31, 2011 and $871,175 for the same period in 2010. Operating expenses increased by $485,533 due to increased costs in audit, legal, investor relations and shareholders’ communication and transfer agent and filing fees as the Company listed on the NYSE-AMEX. Other administrative expenditures varied over the periods but the overall effect of the variance was not significant.

Due to an exchange gain on translation of foreign operations of $3,895,131 (2010 - $451,533) and a $29,331 (2010 - $Nil) unrealized gain on available-for-sale marketable securities and investments due to an increase in fair market values as of March 31, 2011, the Company recognized $559,125 comprehensive loss during the nine months ended March 31, 2011 (2010 - $1,026,212).

6(d) Liquidity and Capital Resources

The Company’s working capital as at March 31, 2011 was $73,589,833 (June 30, 2010 - $11,126,921). As at March 31, 2011, cash totaled $73,523,043, an increase of $62,062,567 from $11,460,476 as at June 30, 2010.

On December 22, 2010, the Company closed a short-form prospectus offering for gross proceeds of $57,546,000 CDN. The financing consisted of 6,394,000 common shares at a price of $9.00 CDN per share. The Company paid $3,452,760 CDN ($3,417,304) cash commission and issued 383,640 broker’s warrants. Each broker’s warrant excisable into one common share of the Company at an exercise price of $9.00 CDN per share until December 22, 2012. A total of $3,911,083 was incurred for share issue costs, including the cash commission paid.

In addition, during the nine-month period ending March 31, 2011, 3,745,046 warrants, 1,371,500 options, and 151,890 agent’s options were exercised for gross proceeds of $14,256,977.

The Company spent $6,867,794 on exploration activities, $311,750 on additional reclamation bond, and $206,271 on long-term investments. The Company also spent $1,212,476 on its operating activities.

$3,747,246 was also recorded as an increase in cash and cash equivalents due to the exchange rate changes on cash held in Canadian dollars.

Management estimates that the current cash position and future cash flows from warrants and options and potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans through 2012.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2010	32,142,737	$19,003,005
March 31, 2011	43,805,173	$88,533,530
May 16, 2011	43,871,173	$88,690,546

As at March 31, 2011, the Company had 3,252,500 stock options outstanding with exercise prices ranging from $0.55 CDN to $15.16 CDN expiring from April 28, 2011 to March 16, 2016. During the nine months ended March 31, 2011, a total of 1,371,500 options were exercised at weighted average exercise price of $0.89 CDN for gross proceeds of $1,146,721. A fair value of $799,099 was recognized on these exercised options. Subsequent to March 31, 2011, 66,000 options were exercised for gross proceeds of $81,540 CDN. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $19,415,580 CDN.

During the nine months ended March 31, 2011, 151,890 agent’s options were exercised at $3.50 CDN for proceeds of $511,520. A fair value of $310,988 was recognized on these exercised agent’s options. During the same period, 3,677,909 warrants ranging from $1.00 CDN and $4.75 were exercised for proceeds of $12,002,238.  A fair value of $3,451,784 was recognized on these exercised warrants.  Another 67,137 agents’ warrants at $9.00 CDN were exercised during the nine months ended March 31, 2011 for $596,498 and a fair value of $414,705 was also recognized.

As at March 31, 2011, the Company had 119,287 warrants at $4.75 CDN and 316,503 agents’ warrants at $9.00 CDN outstanding expiring on April 13, 2012 and December 22, 2012, respectively. If all the remaining outstanding warrants and agents’ warrants were exercised, the Company’s available cash would increase by $3,415,140 CDN.

As of date of this MD&A, there were 43,871,173 common shares issued and outstanding and 47,493,463 common shares outstanding on a diluted basis.

The deficit totaled $12,079,193 as at March 31, 2011 (June 30, 2010 - $7,595,606). The increase is the result of the net loss of $4,483,587 for the nine months ended March 31, 2011.

6(f) Environmental Provisions

An environmental provision of $100,540 was recognised in the period ended March 31, 2011 for the Company’s current obligations to reclaim areas used for exploring the Bear Lodge Property.

6(g) Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred is uncertain.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

6(h) Off-Balance Sheet Arrangements

None.

6(i) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended March 31, 2011

	Short-term employee benefit	Other long-term benefit	Termination benefits	Share-based Payments (a)	Total
Key management personnel	$225,485	n/a	(b)	$3,366,032	$3,591,517
Pacific Opportunity Capital Ltd.(c)	$254,376	n/a	n/a	Nil	$254,376

For the nine months ended March 31, 2010

	Short-term employee benefit	Other long-term benefit	Termination benefits	Share-based payments (a)	Total
Key management personnel	$111,863	n/a	(b)	Nil	$111,863
Pacific Opportunity Capital Ltd.(c)	$92,812	n/a	n/a	Nil	$92,812

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Under the terms of the management consulting agreement between the Company and Donald E. Ranta, Dr. Ranta is entitled to a payment equal to 3 months remuneration in the event Dr. Ranta is terminated by the Company without notice.

(c)

Pacific Opportunity Capital Ltd. (“POC”), a company controlled by the Chief Financial Officer of the Company, charged rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2011 and 2010 respectively.  During the nine months ended March 31, 2011, an additional $72,058 was charged for financing and marketing costs incurred by POC.

Related party assets / liabilities

	Services for	As at March 31, 2011	As at June 30, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$21,024	$ 12,023

Amounts due from:
Nil		-	-

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

6(j) Financial Instruments

The Company’s operations consist of the acquisition and exploration of exploration and evaluation in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

 (i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

 (iii)

Derivative financial instruments

As at March 31, 2011, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $423,000.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $165,200.

The Company does not invest in derivatives to mitigate these risks.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

6(k) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2012.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

		Level 1	Level 2	Level 3		Total
Assets:
Cash and cash equivalents	$	$ 73,523,043	$-	$-		$ 73,523,043
Marketable securities		66,010	-	-		66,010
Investments		217,832	-	-		217,832
	$	$ 73,806,885	$-	$-	$	$ 73,806,885

7. Subsequent Event

Subsequent to March 31, 2011, 66,000 stock options were exercised for total proceeds of $81,540 CDN.

8.  Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgments and estimates.  The condensed consolidated financial statements include judgments and estimates which, by their nature, are uncertain.  The impacts of such judgments and estimates are pervasive throughout the condensed consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the US dollar is the functional currency of Rare Element Resources, Inc., management considered the currency that mainly influences the cost of providing goods and services in that subsidiary.  The functional currency of Rare Element Resources and Holdings is Canadian dollars as management considered both the funds from financing activities and the currency in which goods and services are paid for.  The Company chooses to report in US dollar as the presentation currency.

•

The assessment that one of the Company’s investments is long-term as the Company does not have any intention to trade within one year.

Estimates

•

the recoverability of accounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investments and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at March 31, 2011;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

9. Changes in Accounting Policies Including Initial Adoption

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“Cdn GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for the nine-month period ended March 31, 2011 covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2010.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Cdn GAAP.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

As stated in Note 2 of the condensed consolidated financial statements, these are the Company’s first condensed consolidated interim financial statements for the nine-month period ended March 31, 2011 covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 of the condensed consolidated financial statements have been applied as follows:

•

in preparing the condensed consolidated interim financial statements for the nine months ended March  31, 2011;

•

the comparative information for the nine months ended March 31, 2010;

•

the statement of financial position as at  June 30, 2010; and

•

the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the nine months ended March 31, 2010 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Cdn GAAP.

An explanation of how the transition from Cdn GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)

IFRS 1 - Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

IFRS 2, similar to Cdn GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Cdn GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Cdn GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended March 31, 2010, the Company would have recorded $150,592 as share-based payment versus $195,923 stock-based compensation under Canadian GAAP.  As a result, $45,331 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

Under IFRS graded vesting methodology, during the nine months ended March 31, 2010, the Company would have recorded $580,273 as share-based payment versus $390,277 stock-based compensation under Canadian GAAP.  As a result, $189,996 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under CAGAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under Cdn GAAP.

(f)

Reclassification within Equity Section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at March 31, 2010, the entire $1,034,653 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(g)

Cumulative Translation differences

IFRS requires that the functional currency of each entity of the company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

For the three months ended March 31, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $139,511 resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the nine months ended March 31, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $451,533 resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

10.  Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2011 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011; and

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.

Conversion to United States Generally Accepted Accounting Standards “US GAAP”

Under Section 12(b) of the United States Securities Exchange Act of 1934, non-US companies must test to see if they qualify for domestic issuer status as of the last day of the second quarter of each fiscal year, and, if so, will be considered “domestic issuers” in the United States effective the beginning of the next fiscal year and must report its financial statements in accordance with US GAAP and on US domestic forms.  The Company has determined that, as at December 31, 2010, it qualified to become a US domestic issuer effective July 1, 2011, and, as such, will adopt and report in US GAAP for its annual June 30, 2011 financial statements.

11. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2011, as required by Canadian securities law.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2011, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

12. Internal Controls over Financial Reporting

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  As of March 31, 2011, the Company’s internal control over financial reporting was effective.

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis

13. Information on the Board of Directors and Management

Directors:

Donald E. Ranta, Ph.D., P.Geo

Mark T. Brown, B.Comm, C.A.

Stephen P. Quin, P.Geo

M. Norman Anderson, P. Eng

Norman W. Burmeister, P. Eng

Gregory E. McKelvey, M.S. Geol

Audit Committee members:

Gregory E. McKelvey, Stephen P. Quin and Norman W. Burmeister

Nominating, Corporate Governance and Compensation Committee members:

Gregory E. McKelvey, Stephen P. Quin, Norman W. Burmeister and M. Norman Anderson

Management:

Donald E. Ranta, B.S., M.S., Ph.D., P.Geo – Chief Executive Officer, President

Mark T. Brown, B.Comm, C.A. – Chief Financial Officer

Jaye T. Pickarts, P.E. – Chief Operating Officer

James Clark, B.S., M.S., Ph.D., L.Geo. – Vice President of Exploration

George Byers, B.A., M.U.R.P. – Vice President of Government and Community Affairs

Ellen Leavitt, Ph.D., P. Geo – Chief Geologist – REE

John Ray, B.S., M.S., P.Geo – Chief Geologist – Gold

Winnie Wong, B.Comm (Honours), C.A. – Corporate Secretary

RARE ELEMENT RESOURCES LTD.

Management’s Discussion & Analysis